Kayne Anderson Energy/Infrastructure Fund, Inc.
717 Texas Avenue, Suite 3100
Houston, Texas 77002
(713) 493-2020

September 18, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Kayne Anderson Energy/Infrastructure Fund, Inc.
Application for Withdrawal of Registration Statement on Form N-2
File No.: 333-142888

Ladies and Gentlemen:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kayne Anderson Energy/Infrastructure Fund, Inc., a closed-end management investment company organized as a Maryland corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form N-2 filed on May 11, 2007 (SEC Accession No. 0000950148-07-000130), as amended by Pre-Effective Amendments No. 1 and No. 2 on June 27, 2007 and July 9, 2007, respectively, together with all exhibits thereto (the “Registration Statement”).

The Registration Statement was not declared effective by the Commission under the Securities Act, and no securities were issued or sold pursuant to the Registration Statement.

In addition, the Company is withdrawing its registration as a closed-end management investment company under the Investment Company Act of 1940, as amended, by filing an Application for Deregistration of Certain Registered Investment Companies on Form N-8F with the Commission.

Should you have any questions regarding the foregoing, please contact David A. Hearth of Paul Hastings LLP, counsel to the Company, at (415) 856-7007.

Very truly yours,

/s/ Terry A. Hart
Chief Financial Officer and Treasurer

cc:           David A. Hearth, Paul Hastings LLP